TELEMAR FILES SUIT AGAINST EMBRATEL FOR PAYMENT OF NETWORK USAGE FEES

Rio de Janeiro, Brazil – September 12, 2002 – **Tele Norte Leste Participações, S.A. (NYSE: TNE)** announced that its subsidiary Telemar Norte Leste S.A (TMAR) filed today a collection lawsuit against Embratel, in civil court, for a total of R$ 219.4 million, which represents the total past-due amount receivable related to the use of Telemar's network by Embratel.

All telecommunication companies in Brazil use a clearing system known as "Detraf" (Traffic Measurement Statement) to determine the appropriate remuneration for the reciprocal use of their network. The "Detraf" statement generates the monthly receivables and payables based on the reported traffic, thus guaranteeing the integrated operation of all telecom companies in Brazil. The company that renders this clearing service to Telemar and to other telecom companies in Brazil is Cleartech, an independent company run by the EDS Group and CPqD – Fundação Centro de Pesquisa e Desenvolvimento das Telecomunicações, a research and development center formerly operated by Telebrás.

In addition to the conditions defined in the interconnection agreements, on August 2, 2001, following Anatel's (the Brazilian National Telecommunications Agency) determination, the telecom companies signed a "Code of Conduct", an agreement setting the rules for the remuneration related to the usage of each company's network. However, since August 2001, Embratel has not been paying Telemar the full amount reported in the monthly "Detraf" statements, resulting in a nominal accumulated receivable of R$ 219.4 million.

In an attempt to collect this receivable, Telemar filed an administrative proceeding with Anatel. On July 12, 2002, the regulatory Agency determined that Embratel should pay, within 72 hours, the past due amounts related to the respective "Detraf" statements and to make full payments going forward.

As the payment has not been effected by Embratel, TMAR's management had no other alternative, in order to protect its shareholders' interests, than to take the matter to the courts, to ensure it receives the proper payment for the use of its network.

# # #

 

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 **3131 1208**

Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314

Fax: 55 21 3131 1155

THOMSON FINANCIAL CORPORATE GROUP
Rick Huber (richard.huber@tfn.com)

Mariana Crespo (mariana.crespo@tfn.com)

Tel: 1 212 807 5026

Fax: 1 212 807 5025